[LOGO] FORUM
       FINANCIAL GROUP

                                                March 3, 2003
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:      Forum Funds
         Remove Form RW EDGAR Filing Filed on March 3, 2003
         File No. 002-67052

Dear Sir or Madam:

         Please remove the Forum Funds Form RW filing that was filed on March 3, 2003 with accession number 0001004402-03-000190. It was submitted with the incorrect file number.

                                        Very truly yours,

                                        /S/ L. Greg Curtis

                                        L. Greg Curtis
                                        Forum Administrative Services, Inc.

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TWO PORTLAND SQUARE PORTLAND, MAINE 04101 TEL: 207-879-1900FAX: 207-879-6050 WWW.FORUM-FINANCIAL.COM
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                        PORTLAND   WARSAW   BERMUDA   MALTA
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